SCHEDULE 13E-3

(Rule 13e-100)

Transaction Statement Under Section 13(e) of the Securities

Exchange Act of 1934 and Rule 13e-3 Thereunder

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Rule 13e-3 Transaction Statement

under Section 13(e) of the Securities Exchange Act of 1934

Amendment No. 1

CODDLE CREEK FINANCIAL CORP.

(Name of Issuer)

CODDLE CREEK FINANCIAL CORP.

(Names of Persons Filing Statement)

Common Stock

(Title of Class of Securities)

191891100

(CUSIP Number of Class of Securities)

George W. Brawley, Jr.

347 North Main Street

Mooresville, NC 28115

(704) 664-4888

(Name, Address and Telephone Numbers of Person Authorized to Receive

Notices and Communications on Behalf of the Persons Filing Statement)

Copy to:

John M. Cross, Jr.

Brooks, Pierce, McLendon, Humphrey & Leonard, L.L.P.

P.O. Box 26000

Greensboro, NC 27420

(336) 373-8850

(336) 378-1001 (facsimile)

This statement is filed in connection with (check the appropriate box):

a. ☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. ☐	The filing of a registration statement under the Securities Act of 1933.

c. ☒	A tender offer.

d. ☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing fee is a final amendment reporting the results of the transaction: ☐

CALCULATION OF FILING FEE

Transaction Value*	Amount of Filing Fee

$250,800	$20.29

*	Calculated solely for the purpose of determining the filing fee, which was based upon tender offer price $38.00 per share for the eligible common stock as of September 19, 2003 multiplied by our estimate of the maximum number of shares to be purchased (6,600).

☒	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of filing.

Amount Previously Paid: $20.29

Form or Registration No.: Schedule 13E-3

Filing Party: Coddle Creek Financial Corp.

Date Filed: October 1, 2003

This Amendment No. 1 to the Schedule 13E-3 amends and supplements the Schedule 13E-3 filed with the Securities and Exchange Commission on October 1, 2003. This Schedule 13E-3 related to the offer by Coddle Creek Financial Corp., a North Carolina corporation, to purchase for cash all shares of the Company’s common stock no par value held by stockholders who own 99 or less shares of common stock as of the close of business on September 19, 2003, pursuant to the Offer to Purchase dated October 1, 2003, as amended October 28, 2003 and the related Letter of Transmittal.

The information set forth in the Offer to Purchase and the related Letter of Transmittal is expressly incorporated herein by reference in response to all items of this Amendment, except as set forth below. In addition, the information set forth in Items 1 through 16 of the Schedule 13E-3 are incorporated by reference with respect to Items 1 through 16 of this Amendment, except those Items as to which information specifically provided herein is relevant, in which case the information contained in the Schedule 13E-3 is incorporated herein by reference in partial answer to those Items unless otherwise noted hereto.

ITEM 4.	TERMS OF THE TRANSACTION.

Item 4(a) of Schedule 13E-3 is hereby amended and supplemented by correcting a the title to a section previously incorporated by reference as follows:

(a) The information required by this item is set forth under “Summary of Terms”, “Questions and Answers”, “Special Factors” and “Terms of the Offer” in the Offer to Purchase and incorporated herein by reference.

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ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Item 6 of Schedule 13E-3 is hereby amended and supplemented by correcting the section reference previously used to reflect the amended section title in the Offer to Purchase, as amended, and to incorporate two additional sections by reference:

(b) The shares of common stock purchased in this Offer will be retired. The information in the Offer to Purchase under the headings “Special Factors - Effects of the Tender Offer Generally”, “Special Factors - Effects of the Tender Offer on Affiliates as Stockholders” and “Special Factors - Effects of the Tender Offer on Unaffiliated Stockholders” is incorporated by reference.

(c) The information set forth in “Summary of Terms”, “Questions and Answers”, “Special Factors - Purposes of the Offer”, “Special Factors - Effects of the Tender Offer Generally”, “Special Factors - Effects of the Tender Offer on Affiliates as Stockholders” and “Special Factors - Effects of the Tender Offer on Unaffiliated Stockholders” in the Offer to Purchase is incorporated by reference.

ITEM 7.	PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

Item 7(d) of Schedule 13E-3 is hereby amended and supplemented by incorporating two additional sections in the Offer to Purchase, as amended, by reference:

(d) The information set forth in “Summary of Terms”, “Special Factors - Purposes of the Offer”, “Special Factors - Effects of the Offer Generally”, “Special Factors - Effects of the Tender Offer on Affiliates as Stockholders”, “Special Factors - Effects of the Tender Offer on Unaffiliated Stockholders” and “Special Factors - Certain United States Federal Income Tax Consequences” of the Offer to Purchase is incorporated herein by reference.

ITEM 8.	FAIRNESS OF THE TRANSACTION.

Items 8(a), (b), (d) and (e) are hereby amended and supplemented by incorporating an additional section in the Offer to Purchase, as amended, by reference:

(a) The information set forth in “Special Factors - Determination of Fairness of Offer by our Board of Directors” and “Special Factors - Determination of Fairness of Offer by Affiliates” of the Offer to Purchase is incorporated herein by reference.

(b) The information set forth in “Special Factors - Determination of Fairness of Offer by our Board of Directors” and “Special Factors - Determination of Fairness of Offer by Affiliates” of the Offer to Purchase is incorporated herein by reference.

(d) The information set forth in “Special Factors - Determination of Fairness of Offer by our Board of Directors” and “Special Factors - Determination of Fairness of Offer by Affiliates” of the Offer to Purchase is incorporated herein by reference.

(e) The information set forth in “Special Factors - Determination of Fairness of Offer by our Board of Directors” and “Special Factors - Determination of Fairness of Offer by Affiliates” of the Offer to Purchase is incorporated herein by reference.

ITEM 9.	REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

Item 9(a) is hereby amended and supplemented by incorporating an additional section in the Offer to Purchase, as amended, by reference:

(a) The Company has not received any report, opinion or appraisal from an outside party that is materially related to the transactions set forth in the Offer to Purchase. The information set forth in “Special Factors - Determination of Fairness of Offer by our Board of Directors: and “Special Factors - Determination of Fairness of Offer by Affiliates” in the Offer to Purchase is incorporated herein by reference.

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ITEM 16.	EXHIBITS.

Item 16 of Schedule 13E-3 is hereby amended and supplemented by adding the following exhibits thereto:

Exhibit No.	Description

16(a)(1)(i)	Offer to Purchase*

16(a)(1)(i)(a)	Offer to Purchase dated October 1, 2003, as amended October 28, 2003

16(a)(1)(ii)	Letter of Transmittal*

16(a)(1)(iii)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

16(a)(1)(iv)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

16(a)(1)(v)	Instruction Form For Shares Held by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

16(a)(1)(vi)	Form of Notice of Guaranteed Delivery*

16(a)(1)(vii)	Letter to Shareholders from George W. Brawley, Jr., President and Chief Executive Officer, dated October 1, 2003.*

16(a)(1)(viii)	Letter to Shareholders from George W. Brawley, Jr., President and Chief Executive Officer, dated October 28, 2003.

16(a)(5)	Press Release dated September 30, 2003.*

16(a)(5)(a)	Press Release dated October 28, 2003.

*	The indicated exhibits are incorporated by reference.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CODDLE CREEK FINANCIAL CORP.

By:	/s/ George W. Brawley, Jr.

George W. Brawley, Jr. President and Chief Executive Officer

Dated: October 28, 2003

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